SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Agency.com Ltd.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title and Class of Securities)

                                    008447104
                                 (CUSIP Number)

                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------------------------------------------------------------------------------
 CUSIP No.   008447104                   13D                  Page 2 of 10 Pages
--------------------------------------------------------------------------------
     1    NAME  OF REPORTING  PERSONS
          S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

          Omnicom Group Inc.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP* (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT  TO ITEM  2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR PLACE  OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                              7     SOLE VOTING  POWER
          NUMBER OF
                                    6,588,300
           SHARES             --------------------------------------------------
                              8     SHARED VOTING  POWER
        BENEFICIALLY
                                    11,939,978
          OWNED BY            --------------------------------------------------
                              9     SOLE DISPOSITIVE  POWER
       EACH REPORTING
                                    6,588,300
         PERSON WITH          --------------------------------------------------
                              10    SHARED DISPOSITIVE  POWER

                                    11,939,978
--------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

          18,528,278
--------------------------------------------------------------------------------
     12   CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11)
          EXCLUDES  CERTAIN  SHARES*                                       [ ]
--------------------------------------------------------------------------------
     13   PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

          45.5%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 10 Pages

--------------------------------------------------------------------------------
 CUSIP No.   008447104               13D                      Page 3 of 10 Pages
--------------------------------------------------------------------------------
     1        NAME  OF REPORTING  PERSONS
              S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

              Communicade Inc.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP* (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT  TO ITEM  2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR PLACE  OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
             NUMBER OF        7     SOLE VOTING  POWER

              SHARES                None
                              --------------------------------------------------
           BENEFICIALLY       8     SHARED VOTING  POWER

             OWNED BY               11,939,978
                              --------------------------------------------------
          EACH REPORTING      9     SOLE DISPOSITIVE  POWER

            PERSON WITH             None
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE  POWER

                                    11,939,978
--------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON

          11,939,978
--------------------------------------------------------------------------------
     12   CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11)
          EXCLUDES  CERTAIN  SHARES*                                       [ ]
--------------------------------------------------------------------------------
     13   PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

          31.6%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 10 Pages

Item 1.  Security and Issuer.

      The name of the issuer is Agency.com Ltd., a Delaware corporation, which has its principal executive offices at 665 Broadway, 9th Floor, New York, New York 10012. The title of the securities to which this Statement relates is the Issuer's common stock, par value $.001 per share.

Item 2.  Identity and Background.

         I.       Omnicom

         (a)      Name:

                  Omnicom Group Inc.

         (b)      Address of Principal Business:

                           437 Madison Avenue
                           New York, New York 10022

         (c)      Principal Business:

                  Omnicom, through its wholly and partially owned companies, provides corporate communications services to clients worldwide on a global, pan-regional, national and local basis. The communications services offered by Omnicom include advertising in various media such as television, radio, newspapers, magazines, outdoor and the internet, as well as public relations, specialty advertising, direct response and promotional marketing, strategic media planning and buying, and internet and digital media development.

         (d)      Criminal Convictions during past five years:

                  None. During the last five years, neither Omnicom nor, to the best knowledge of Omnicom, any executive officer or director of Omnicom has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Subject to Certain Judgments, Decrees or Final Orders in Civil Proceedings during past five years:

                  None. During the last five years, neither Omnicom nor, to the best knowledge of Omnicom, any executive officer or director of Omnicom has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order


                               Page 4 of 10 Pages
                  enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

         (f)      State of Organization:

                  New York

         II.      Communicade

         (a)      Name:

                  Communicade Inc.

         (b)      Address of Principal Business:

                           437 Madison Avenue
                           New York, New York 10022

         (c)      Principal Business:

                  Communicade, as a wholly owned subsidiary of Omnicom, is engaged in the provision of communications services.

         (d)      Criminal Convictions during past five years:

                  None. During the last five years, neither Communicade nor, to the best knowledge of Communicade, any executive officer or director of Communicade has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Subject to Certain Judgments, Decrees or Final Orders in Civil Proceedings during past five years:

                  None. During the last five years, neither Communicade nor, to the best knowledge of Communicade, any executive officer or director of Communicade has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.


                               Page 5 of 10 Pages

         (f)      State of Organization:

                  Delaware

         See Schedule 1 for information relating to the Executive Officers and Directors of Omnicom and Communicade.

Item 3.  Source and Amount of Funds or Other Consideration.

         Both Omnicom and Communicade acquired the Issuer's Shares from internal working capital funds and from the merger of certain subsidiaries of Omnicom with the Issuer.

         See Schedule 1 for information relating to the Executive Officers and Directors of Omnicom and Communicade.

Item 4.  Purpose of Transaction.

         The Issuer is an international internet professional service firm which provides its clients with an integrated set of strategy, creative and technology services that take them from concept to launch and operation of their internet businesses. The Issuer's goal is to build upon its position as an international provider of professional services. Omnicom and Communicade acquired beneficial ownership of the Issuer's Shares for strategic investment purposes, believing such ownership would complement its own business.

         See Schedule 1 for information relating to the Executive Officers and Directors of Omnicom and Communicade.

Item 5.  Interest in Securities of the Issuer.

         (a)      Aggregate number of Shares outstanding:             40,726,265
                  Percent beneficially owned by Omnicom:              45.5%
                  Percent beneficially owned by Communicade:          31.6%

         (b)      Omnicom and Communicade Information:

         I.       Omnicom:

         (a)      Sole Voting Power: 6,588,300 Shares
         (b)      Shared Voting Power: 11,939,978 Shares
         (c)      Sole Dispositive Power: 6,588,300 Shares
         (d)      Shared Dispositive Power: 11,939,978 Shares


                               Page 6 of 10 Pages

         II.      Communicade:

         (a)      Sole Voting Power: None
         (b)      Shared Voting Power: 11,939,978 Shares
         (c)      Sole Dispositive Power: None
         (d)      Shared Dispositive Power: 11,939,978 Shares

         The 18,528,278 Shares are composed of the following:

                   3,659,548 Shares directly owned by Omnicom
                   8,868,730 Shares directly owned by Communicade
                  ----------
                  12,528,278 Total Shares directly owned

                   2,928,752 Shares held through warrant by Omnicom 3,071,248 Shares held through warrant by Communicade
                   ---------
                   6,000,000  Total Shares held through warrants

         Each warrant provides that if Communicade and Omnicom beneficially own in the aggregate less than 50% of the Issuer's outstanding shares of common stock at the time of exercise, the warrant may be exercised only to the extent that the number of shares of common stock beneficially owned by Communicade and Omnicom does not exceed 50% of the outstanding shares of the Issuer.

         (c) Transactions in class of securities that were effected during lesser of past 60 days or since most recent filing of Schedule 13D by Omnicom and Communicade:

                  None.

         (d) Other persons with right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, such securities:

                  None.

         (e) Date on which reporting person ceased to be beneficial owner of >5% Shares:

                  Not applicable.

         See Schedule 1 for information relating to the Executive Officers and Directors of Omnicom and Communicade.


                               Page 7 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         I. Registration Rights Agreement

         In November 1999, the Issuer entered into a Registration Rights Agreement with Omnicom. Under the Registration Rights Agreement, from time to time after June 5, 2000, Omnicom and its affiliates may, on up to three occasions, require the Issuer to register for sale under the securities laws all or a portion of their Shares. In addition, if at any time the Issuer proposes to file a registration statement under the securities laws with respect to any class of equity securities, Omnicom and its affiliates may require the Issuer to include in the registration as many Shares as it shall request, subject to reduction, based on the opinion of the managing underwriter of the offering. The registration rights do not expire but are not assignable. The Issuer may not issue registration rights to any other person that are senior in right to those of Omnicom under the Registration Rights Agreement without Omnicom's consent.

         II.  Omnicom Finance Credit Agreement

         In November 1999, the Issuer entered into an $85.0 million credit facility with Omnicom Finance, a wholly owned subsidiary of Omnicom. The credit facility, which terminates on September 30, 2001, provides for a $25.0 million term loan facility, a $54.0 million revolving credit line and a real property lease credit support facility providing letters of credit and/or guarantees up to $6.0 million in the aggregate. This credit facility bears interest at Omnicom's commercial paper rate, which on November 30, 1999 was 5.5% plus 1.25%. The credit facility is secured by substantially all of the Issuer's assets including the shares of its subsidiaries, is guaranteed by its domestic subsidiaries and prohibits the Issuer and its subsidiaries from paying dividends other than in shares of the Issuer's stock. The credit facility requires compliance with a number of covenants, including restrictions on asset sales, liens, the incurrence of debt, making of loans and the repurchase, redemption or other acquisition of the Issuer's stock.

         See Schedule 1 for information relating to the Executive Officers and Directors of Omnicom and Communicade.


                               Page 8 of 10 Pages

Item 7.  Material to be Filed as Exhibits.

         Registration Rights Agreement, dated November 23, 1999, between Omnicom and the Issuer (incorporated by reference to Exhibit 10.18 of the Issuer's Registration Statement on Form S-1, Amendment No. 4, filed on November 24, 1999).

         Credit Agreement, dated as of November 4, 1999, between Omnicom Finance Inc., the Issuer and Subsidiary Guarantors (incorporated by reference to Exhibit 10.12 of the Issuer's Registration Statement on Form S-1, Amendment No. 4, filed on November 24, 1999).


                               Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000                  OMNICOM GROUP INC.


                                          By:  /s/ Barry J. Wagner
                                            --------------------------------
                                                   Barry J. Wagner
                                                   General Counsel and Secretary

                                          COMMUNICADE INC.

                                          By:  /s/ Barry J. Wagner
                                            --------------------------------
                                                   Barry J. Wagner
                                                   Secretary


                              Page 10 of 10 Pages

                                   SCHEDULE 1

Item 2:  Identity and Background

     A.  Directors and Executive Officers of Omnicom

         The following table sets forth the name, present principal occupation or employment of each director and executive officer of Omnicom. Unless otherwise indicated below, (1) the business address of each person is 437 Madison Avenue, New York, New York 10022, (2) each individual is a citizen of the United States of America, (3) during the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (4) during the last five years, none of such persons was a party to a civil proceeding or a judicial or administrative proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Directors are identified by an asterisk.

         Name                      Present Principal Occupation or Employment
         ----                      ------------------------------------------

Philip J. Anglastro........    Controller of Omnicom (1999-Present); Vice
                               President of Finance, Diversified Agency Services
                               (1997-1999); Partner, Coopers & Lybrand

*Bernard Brochand..........    President, International Division of the DDB
                               Worldwide Communications Group Inc., a subsidiary of Omnicom (Citizen of France)

* Robert J. Callander......    Executive-in-Residence, Columbia School of
                               Business

* James A. Cannon..........    Vice Chairman and Chief Financial Officer of BBDO
                               Worldwide Inc.

* Leonard S. Coleman, Jr...    Senior Advisor, Major League Baseball (1999 -
                               present); President, National League, Major
                               League Baseball (1994 - 1999)

* Bruce Crawford...........    Chairman of Omnicom

* Susan S. Denison.........    Partner, The Cheyenne Group (1999-Present),
                               Partner, TASA Worldwide/Johnson, Smith Knisley
                               (1997-1999); Executive Vice President,
                               Entertainment and

         Name                      Present Principal Occupation or Employment
         ----                      ------------------------------------------

                               Marketing - Madison Square Garden (1995-1997); Executive Vice President/General Manager, Showtime Satellite Networks (1990-1995)

* Peter Foy................    Chairman, Baring Brothers International
                               (1996-1998); McKinsey & Co., Inc., various positions (Citizen of the United Kingdom)

* Thomas L. Harrison.......    Chairman and Chief Executive Officer, Diversified
                               Agency Services division of Omnicom
                               (1998-Present); President of same (1997-1998);
                               Chairman, Diversified Healthcare Communications
                               Group (1994-Present)

Dennis E. Hewitt...........    Treasurer of Omnicom

* John R. Murphy...........    Vice Chairman, National Geographic Society
                               (1998-Present); President and Chief Executive
                               Officer of same (1996-1998); Executive Vice
                               President of same (1993-1996)

* John R. Purcell..........    Chairman and Chief Executive Officer, Grenadier
                               Associates Ltd.

* Keith L. Reinhard........    Chairman and Chief Executive Officer of DDB
                               Worldwide

* Allen Rosenshine.........    Chairman and Chief Executive Officer of BBDO
                               Worldwide

* Gary L. Roubos...........    Chairman, Dover Corporation

* Quentin I. Smith, Jr.....    Retired Chairman and Chief Executive Officer of
                               Towers, Perrin, Forster & Crosby (retired since
                               1987)

Barry J. Wagner............    General Counsel and Secretary of Omnicom
                               (1995-Present); Assistant Secretary of Omnicom

Randall J. Weisenburger....    Executive Vice President and Chief Financial
                               Officer of Omnicom (1999-Present); President and
                               Chief Executive Officer, Wasserstein Perella
                               Management Partners

         Name                      Present Principal Occupation or Employment
         ----                      ------------------------------------------

* John D. Wren.............    Chief Executive Officer (1997-Present) and
                               President (1995-Present) of Omnicom; Chairman,
                               Diversified Agency Services (1995-1997); Chief
                               Executive Officer of same (1993-1995)

* Egon P.S. Zehnder........    Chairman of Egon Zehnder International Inc.
                               (Citizen of Switzerland) -

     B.   Directors and Executive Officers of Communicade

          John Wren, President and Director

          Barry J. Wagner, Secretary and Director

          Gerald Neumann, Chief Financial Officer

Item 3:   Source and Amount of funds or other consideration

          Not applicable.

Item 4:   Purpose of transaction

          Not applicable.

Item 5:   Interest in Securities of Issuer

          (a)      None.
          (b)      Not applicable.
          (c)      None.
          (d)      None.
          (e)      Not applicable.

Item 6:   Contracts, Etc. with Respect to Security of Issuer

          None.

                                  EXHIBIT INDEX
                                  -------------

No.      Description
---      -----------

1. Registration Rights Agreement, dated November 23, 1999, between Omnicom and the Issuer (incorporated by reference to Exhibit 10.18 of the Issuer's Registration Statement on Form S-1, Amendment No. 4, filed on November 24, 1999).

2. Credit Agreement, dated as of November 4, 1999, between Omnicom Finance Inc., the Issuer and Subsidiary Guarantors (incorporated by reference to Exhibit 10.12 of the Issuer's Registration Statement on Form S-1, Amendment No. 4, filed on November 24, 1999).